Exhibit 1

FOR IMMEDIATE RELEASE	22 APRIL 2014

WPP PLC (“WPP”)

Kantar Retail acquires market leading software business, XTEL, in Italy

WPP announces that Kantar Retail, its wholly-owned retail and shopper data, analytics and consulting business, has acquired XTEL, a leading provider of sales automation software for the consumer goods industry, based in Italy.

Founded in 1991 and headquartered in Bologna, Italy, XTEL supplies software, analytics, mobile and cloud solutions to leading consumer goods’ manufacturers. Using XTEL software, companies are able to utilise advanced analytics to drive critical sales strategies and processes, including sales planning, trade promotion management, retail execution and advanced pricing. The combined Kantar Retail / XTEL offer will help clients effectively to harness the power of big data through the use of solutions that bring together industry-dedicated features, advanced analytics, mobile and cloud.

The company’s unaudited revenues for the year ended 31 December 2013 were EUR8.3 million with gross assets of EUR0.8 million as at the same date.

This acquisition continues WPP’s strategy of developing its services in important markets and sectors and its declared commitment to strengthening its digital capabilities across all disciplines.

In Italy, WPP companies (including associates) generate revenues of around US$400 million and employ over 2,000 people (including associates). Like-for-like revenue growth in Italy was almost 5% in 2013. In Western Continental Europe, WPP companies (including associates) generate revenues of around US$4.5 billion and employ over 25,000 people (including associates). WPP recently raised its targets for each of fast-growth markets and new media to at least 40-45% over the next five years.

Kantar Retail is part of Kantar, WPP’s data investment management arm, one of the world’s largest insight, information and consultancy groups. By connecting the diverse talents of its 13 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 28,500 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

Contact:

Feona McEwan, WPP

Chris Wade, WPP

+ 44(0) 207 408 2204